SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 June 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 30 June, 2010

                   re: Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	LLOYDS BANKING GROUP PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	X
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	THE SOLICITOR FOR THE AFFAIRS OF HER MAJESTY'S TREASURY AS NOMINEE FOR HER MAJESTY'S TREASURY
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	29 JUNE 2010
6. Date on which issuer notified:	30 JUNE 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	FALLEN BELOW 41%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0008706128	27,608,563,642	27,608,563,642	27,608,563,642	27,608,563,642		40.56%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
27,608,563,642			40.56%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UK Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
29 June 2010
EXCHANGE OF YEN SECURITIES
Further to the announcement of 14 June 2010, Lloyds Banking Group plc announces on behalf of LBG Capital No. 2 plc ("
LBG Capital No. 2
") that LBG Capital No. 2 has agreed to exchange all of the ¥42,500,000,000 3.50 per cent. Undated Subordinated Step-Up Notes (ISIN: XS0125599687) issued by HBOS plc (the "
Yen Securities
") in exchange for the delivery of 405,358,796 ordinary shares of 10 pence each in the share capital of Lloyds Banking Group plc (the "
Ordinary Shares
") on 29 June 2010.
Application has been made for the Ordinary Shares (together with the Ordinary Shares referred to in the announcement of 28 June 2010) to be admitted to listing on the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc from 29 June 2010. Including the 537,183,437 Ordinary Shares referred to in the announcement of 28 June 2010, the total number of Ordinary Shares to be admitted to listing and to trading on 29 June 2010 is 942,542,233.
Figure of 68,073,934,115 used for calculations.

14. Contact name:	Hanish Arora, UKFI Financial Controller and Compliance Officer
15. Contact telephone number:	+44 (0)20 7070 5942

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  30 June 2010